Mail Stop 3561

September 22, 2006

Mr. Gino Di Iorio
Director of Finance and Administration
Viropro, Inc.
8515 Place Devonshire, Suite 207
Montreal Quebec, Canada

> **Re: Viropro, Inc.**
> **Item 4.02 Form 8-K**
> **Filed August 28, 2006**
> **File No. 333-06718**

Dear Mr. Di Iorio:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated September 15, 2006. Our review resulted in the following additional comments.

Form 8-K filed August 28, 2006

1. We note your responses to comments 2 and 3 in our letter dated September 7, 2006. Please tell us what authoritative guidance you are applying in accounting for common stock issued to consultants and why that guidance is applicable to your situation. To the extent that you are applying the guidance in EITF 96-18 please tell us how you determined the measurement date(s) for recognizing the related expense and why your determination complies with the guidance therein. In doing so, please tell us whether the shares are fully vested and non-forfeitable or whether performance by the counterparties to earn the shares is probable because there are sufficiently large disincentives for nonperformance. In addition, please tell us why it is appropriate to record deferred compensation representing the fair value of all of the shares to be issued as a component of stockholders' equity as opposed to assets or recognizing as services are performed. Please refer to paragraph 5 of SFAS 123(R) and EITF Topic D-90.

2. You state in your responses to comment 2 in our letter dated September 7, 2006 that the shares issued to consultants and the shares issued to acquire the patent were issued in the second quarter. However, you also indicate that that the

adjustments to correct the errors were reflected in first quarter results. It is unclear to us why you would record equity transactions in the first quarter when the common shares were not issued until the second quarter. It is also unclear to us whether you had incurred the related liabilities in the first quarter, particularly with respect to consulting services that had not been performed. Please advise. In doing so, with specific reference to your basis in GAAP, please tell us why the transactions should be recorded in the first quarter, why the entries for the first quarter in your response affected capital accounts and whether you actually incurred liabilities as of February 28, 2006 since the shares were not issued. In addition, please tell us why you have not filed an amendment to Form 10-Q for the quarter ended February 28, 2006 reflecting the error correction. In that regard, it appears that you did not disclose the error correction or its effects on your first quarter financial statements in Form 10-Q for the quarter ended May 31, 2006. Finally, we expect you to file an amended Form 10-Q for the first quarter and an amended Form 8-K that addresses the matters raised in our comment letters. Please confirm to us that you intend to do so.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344.

Sincerely,

Adam Phippen